FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

October 16, 2003

Item 3.	PRESS RELEASE

October 16, 2003 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome and Fujisawa Healthcare, Inc., ("Fujisawa Healthcare"), the US subsidiary of Fujisawa Pharmaceutical Co., Ltd., announced execution of a US$68 million (CDN$90 million) strategic partnership agreement for the co-development and Fujisawa Healthcare’s exclusive commercialization of Cardiome’s proprietary intravenous antiarrhythmic agent, RSD1235, subject to customary regulatory approval under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome and Fujisawa Healthcare announced execution of a US$68 million (CDN$90 million) strategic partnership agreement for the co-development and Fujisawa Healthcare’s exclusive commercialization of Cardiome’s proprietary intravenous antiarrhythmic agent, RSD1235, subject to customary regulatory approval under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Under the terms of the agreement, Cardiome and Fujisawa Healthcare will co-develop RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter for North American markets. Cardiome receives an up-front payment of US$10 million upon execution of the agreement. In addition, Cardiome also has the right to place US$4 million of equity with Fujisawa Healthcare at a premium to the 30-day average market price at any time over the next twelve months. Development and commercialization milestone payments totalling US$54 million will be payable to Cardiome on the achievement of specific development and commercial sales targets.

Fujisawa Healthcare will be financially responsible for 75% of all future clinical development costs with Cardiome responsible for the remaining 25% of costs. All development activities will be jointly managed by employees of both companies.

Fujisawa Healthcare will be responsible for the development plan, NDA application and registration, along with the commercial manufacturing, marketing and sale of RSD1235. Cardiome will manage the ongoing Phase III trial known as ACT 1 and the second planned study known as ACT 2. Cardiome will also be responsible for the continued manufacturing of clinical supplies of RSD1235. Cardiome will receive royalties on end-user sales of RSD1235 reflective of Cardiome’s 25% share of development costs and other financial considerations.

Product rights to the IV formulation of RSD1235 for markets outside of North America and world rights to the oral formulation of RSD1235 for chronic atrial fibrillation are not included within the scope of this partnership. Cardiome intends to form future additional alliances for these product opportunities or maintain such opportunities for commercialization on its own.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

	Name:	Christina Yip
	Title:	Vice President, Finance and Administration
	Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 16th day of October, 2003.

CARDIOME PHARMA CORP.

Per:
"Christina Yip"

Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.